



BALTIC TRADING LIMITED

Annual Report 2012

Baltic Trading Limited is a drybulk company focused on the spot charter market. Baltic Trading transports iron ore, coal, grain, steel products and other drybulk cargoes along global shipping routes.





Baltic Trading's fleet consists of two Capesize, four Supramax and three Handysize vessels. The aggregate carrying capacity of our fleet is approximately 672,000 dwt.

TO OUR VALUED SHAREHOLDERS



In 2012, Baltic Trading drew upon its strong operational and financial infrastructure to provide shareholders with quarterly dividends during a challenging year in the drybulk market. Our unrelenting focus on effectively managing the Company through a volatile rate environment bodes well for Baltic Trading to take advantage of the favorable long-term industry fundamentals and drive future performance when market conditions improve.

HIGH-QUALITY OPERATIONS

Since going public in 2010, Baltic Trading has employed a fleet of drybulk vessels primarily on spot market-related time charters with reputable multi-national companies. Last year, we secured the majority of our vessels on contracts earning rates closely linked to the various Baltic Dry Indices, positioning our Company well to capitalize on any future rate increases and expand its earnings power. Our strategy also enables Baltic Trading to maximize fleet employment, as highlighted by our strong utilization of more than 99% for the year. Currently, we own two Capesize, four Supramax and three Handysize vessels with an average age of approximately three years, significantly below the industry average.

During 2012, Baltic Trading continued to preserve an efficient cost structure. Our management agreement with Genco Shipping & Trading Limited has been key to achieving this critical objective, enabling our Company to continue to benefit from Genco's status as one of the lowest cost operators in the industry. Additionally, our steadfast approach to controlling costs has contributed to

PETER C. GEORGIOPOULOS
Chairman of the Board

JOHN C. WOBENSMITH
President & CFO





Baltic Trading's success in achieving attractive break-even levels relative to its fleet size, a notable accomplishment and competitive advantage in a difficult drybulk market.

STRONG CUSTOMER RELATIONSHIPS

Providing customers with modern vessels that adhere to the highest operational standards has enabled Baltic Trading to garner the trust of leading international charterers. Notably, all nine of our vessels are employed on short-term or spot market-related time charters with creditworthy counterparties, including Cargill International, Swissmarine Services S.A. and Klaveness Chartering. We appreciate the support we have received from the drybulk industry, and we will ensure that exceeding our customers' expectations will remain a top priority for the Company in the years ahead.

QUARTERLY DIVIDENDS

Based on our successful execution of the Company's strategy, we declared aggregate dividends of $0.12 per share for the year. Since going public, we have distributed 11 consecutive dividends, for an aggregate payout of $1.02 per share. Going forward, we remain

OUR FLEET

Vessel Name, Deadweight Tons, Year Built

CAPESIZE			SUPRAMAX			HANDYSIZE		
Baltic Wolf	177,752	2010	Baltic Jaguar	53,474	2009	Baltic Wind	34,409	2009
Baltic Bear	177,717	2010	Baltic Leopard	53,447	2009	Baltic Cove	34,403	2010
			Baltic Cougar	53,432	2009	Baltic Breeze	34,386	2010
			Baltic Panther	53,351	2009			

dedicated to returning a substantial portion of cash flows to shareholders over the long term.

THE YEAR AHEAD

Baltic Trading enters 2013 with a modern, high-quality fleet as well as the ability to take advantage of rising freight rates and create significant operating leverage. The Company also commenced the year with a sound capital structure with little debt for the benefit of shareholders.

We believe the positive long-term fundamentals in the drybulk industry remain intact, as demand for the global transportation of essential commodities remains strong. Demand for iron ore and coal in developing countries, including China and India, continued growing at healthy rates in 2012. Additionally, a downward trend of vessel-supply growth was witnessed in the second half of 2012 driven by both reduced vessel deliveries as well as increased levels of scrapping, which reached a record high last year on a tonnage basis. Moreover, the orderbook for newbuildings as a percentage of the world fleet reached an eight-year low in 2012.[1] We believe the combination of these favorable supply and demand trends will result in an improved freight rate environment over time.

IN APPRECIATION OF A DEDICATED TEAM

Baltic Trading's accomplishments during a challenging year in the industry are a tribute to the dedication and expertise of our staff. We thank our employees for all their hard work and valuable contributions. We would also like to thank our shareholders, bankers, customers and other key stakeholders for their continued support, and we look forward to sharing our progress with you in the future.



Peter C. Georgiopoulos
Chairman of the Board



John C. Wobensmith
President & CFO

[1] Clarkson Research Services Limited 2013.

2012 FINANCIAL AND CORPORATE INFORMATION

Selected Consolidated Financial and Other Data

	For the Years Ended December 31,			
	2012	2011	2010	2009[1]
Income Statement Data:				
(U.S. dollars in thousands except for share and per share amounts)				
Revenues	**$ 27,304**	$ 43,492	$ 32,559	$ —
Operating Expenses:				
Voyage expenses	**1,142**	61	167	—
Voyage expenses to Parent	**346**	560	422	—
Vessel operating expenses	**16,730**	16,004	8,198	—
General, administrative and technical management fees	**4,768**	5,585	5,044	16
Management fees to Parent	**2,471**	2,464	1,229	—
Depreciation	**14,814**	14,769	7,359	—
Other operating income	**—**	—	(206)	—
Total operating expenses	**40,271**	39,443	22,213	16
Operating (loss) income	**(12,967)**	4,049	10,346	(16)
Other expense	**(4,275)**	(4,445)	(1,946)	—
(Loss) income before income taxes	**(17,242)**	(396)	8,400	(16)
Income tax expense	**(28)**	(34)	(78)	—
Net (loss) income	**$ (17,270)**	$ (430)	$ 8,322	(16)
Net (loss) income per share of common and Class B Stock:				
Net (loss) income per share—basic	**$ (0.78)**	$ (0.02)	$ 0.46	$ —
Net (loss) income per share—diluted	**$ (0.78)**	$ (0.02)	$ 0.46	$ —
Net loss per share of Capital Stock—basic and diluted	**$ —**	$ —	$ —	$ (158.20)
Dividends declared and paid per share of common and Class B stock	**$ 0.24**	$ 0.45	$ 0.32	$ —
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	**$ 3,280**	$ 8,300	$ 5,797	$ —
Total assets	**364,370**	384,955	396,154	834
Total debt	**101,250**	101,250	101,250	—
Total shareholders' equity	**260,662**	281,603	289,436	(16)
Other Data:				
(U.S. dollars in thousands)				
Net cash provided by operating activities	**$ 433**	$ 15,379	$ 18,999	$ —
Net cash used in investing activities	**(5)**	(2,570)	(389,801)	—
Net cash (used in) provided by financing activities	**(5,448)**	(10,306)	376,599	—
EBITDA[2]	**$ 1,819**	$ 18,786	$ 17,678	$ (16)

(1) Represents the period from our date of inception, October 6, 2009, through December 31, 2009. Total cash and cash equivalents at December 31, 2009 was one-thousand U.S. dollars; however, due to rounding, the amount in "Balance Sheet Data" section appears as zero.

(2) EBITDA represents net (loss) income plus net interest expense, taxes and depreciation. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net (loss) income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net (loss) income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net (loss) income for each of the periods presented above:

	For the Years Ended December 31,			
	2012	2011	2010	2009
Net (loss) income	**$(17,270)**	$ (430)	$ 8,322	$ (16)
Net interest expense	**4,247**	4,413	1,919	—
Income tax expense	**28**	34	78	—
Depreciation	**14,814**	14,769	7,359	—
EBITDA[2]	**$ 1,819**	$18,786	$17,678	$ (16)

General

We are a New York City-based company incorporated in October 2009 in the Marshall Islands to conduct a shipping business focused on the drybulk industry spot market. We were formed by Genco, an international drybulk shipping company that also serves as our Manager. Our fleet currently consists of two Capesize vessels, four Supramax vessels and three Handysize vessels with an aggregate carrying capacity of approximately 672,000 dwt. Our fleet contains three groups of sister ships, which are vessels of virtually identical sizes and specifications. We believe that maintaining a fleet that includes sister ships reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels.

We seek to leverage the expertise and reputation of Genco to pursue growth opportunities in the drybulk shipping spot market. To pursue these opportunities, we operate a fleet of drybulk ships that transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. We currently operate all of our vessels are on spot market-related time charters or short-term time charters. We may also consider operating vessels in the spot market directly or in vessel pools based on our view of market conditions. We have financed our fleet primarily with equity capital and have financed the remainder with our 2010 Credit Facility. We aim to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our earnings and cash flow. We intend to distribute to our shareholders on a quarterly basis all of our net income less cash expenditures for capital items related to our fleet, other than vessel acquisitions and related expenses, plus non-cash compensation, during the previous quarter, subject to any additional reserves our Board of Directors may from time to time determine are required for the prudent conduct of our business. We have paid dividends in recent quarters even though the application of the formula in our policy would not have resulted in a dividend, although we may not continue to do so. Please see below under "Dividend Policy."

Refer to page 4 for a table of all vessels that have been delivered to us.

Our operations are managed, under the supervision of our Board of Directors, by Genco as our Manager. We entered into a long-term management agreement (the "Management Agreement") pursuant to which our Manager and its affiliates apply their expertise and experience in the drybulk industry to provide us with commercial, technical, administrative and strategic services. The Management Agreement is for an initial term of approximately 15 years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. We pay our Manager fees for the services it provides us as well as reimburse our Manager for its costs and expenses incurred in providing certain of these services.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,			
	2012	2011	Increase (Decrease)	% Change
Fleet Data:				
Ownership days[1]				
Capesize	**732.0**	730.0	2.0	0.3%
Supramax	**1,464.0**	1,460.0	4.0	0.3%
Handysize	**1,098.0**	1,095.0	3.0	0.3%
Total	**3,294.0**	3,285.0	9.0	0.3%
Available days[2]				
Capesize	**732.0**	730.0	2.0	0.3%
Supramax	**1,453.3**	1,460.0	(6.7)	(0.5)%
Handysize	**1,098.0**	1,095.0	3.0	0.3%
Total	**3,283.3**	3,285.0	(1.7)	(0.1)%
Operating days[3]				
Capesize	**729.9**	730.0	(0.1)	(0.0)%
Supramax	**1,434.0**	1,438.9	(4.9)	(0.3)%
Handysize	**1,096.4**	1,093.9	2.5	0.2%
Total	**3,260.3**	3,262.8	(2.5)	(0.1)%
Fleet utilization[4]				
Capesize	**99.7%**	100.0%	(0.3)%	(0.3)%
Supramax	**98.7%**	98.6%	0.1%	0.1%
Handysize	**99.9%**	99.9%	—	—
Fleet average	**99.3%**	99.3%	—	—

(U.S. dollars)	For the Years Ended December 31,			
	2012	2011	Increase (Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	**$ 7,276**	$15,371	$ (8,095)	(52.7)%
Supramax	**7,836**	13,051	(5,215)	(40.0)%
Handysize	**8,290**	11,503	(3,213)	(27.9)%
Fleet average	**7,863**	13,050	(5,187)	(39.7)%
Daily vessel operating expenses[6]				
Capesize	**$ 5,302**	$ 5,264	$ 38	0.7%
Supramax	**5,280**	5,211	69	1.3%
Handysize	**4,663**	4,159	504	12.1%
Fleet average	**5,079**	4,872	207	4.2%

(1) *We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.*

(2) *We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.*

(3) *We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.*

(4) *We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.*

(5) *We define TCE rates as net voyage revenue (voyage revenues less voyage expenses (including voyage expenses to Parent)) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.*

	For the Years Ended December 31,	
	2012	**2011**
Voyage revenues (in thousands)	**$ 27,304**	$ 43,492
Voyage expenses (in thousands)	**1,142**	61
Voyage expenses to Parent (in thousands)	**346**	560
	25,816	42,871
Total available days	**3,283.3**	3,285.0
Total TCE rate	**$ 7,863**	$ 13,050

(6) *We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.*

Operating Data

The following compares our operating (loss) income and net loss for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,		Increase	
	2012	2011	(Decrease)	% Change
Income Statement Data:				
(U.S. dollars in thousands except for per share amounts)				
Revenues	**$ 27,304**	$ 43,492	$ (16,188)	(37.2)%
Operating Expenses:				
Voyage expenses	**1,142**	61	1,081	1,772.1%
Voyage expenses to Parent	**346**	560	(214)	(38.2)%
Vessel operating expenses	**16,730**	16,004	726	4.5%
General, administrative and technical management fees	**4,768**	5,585	(817)	(14.6)%
Management fees to Parent	**2,471**	2,464	7	0.3%
Depreciation and amortization	**14,814**	14,769	45	0.3%
Total operating expenses	**40,271**	39,443	828	2.1%
Operating (loss) income	**(12,967)**	4,049	(17,016)	(420.3)%
Other expense	**(4,275)**	(4,445)	170	(3.8)%
Loss before income taxes	**(17,242)**	(396)	(16,846)	4,254.0%
Income tax expense	**(28)**	(34)	6	(17.6)%
Net loss	**$ (17,270)**	$ (430)	$ (16,840)	3,916.3%
Net loss per share of common and Class B Stock:				
Net loss per share—basic	**$ (0.78)**	$ (0.02)	$ (0.76)	3,800.0%
Net loss per share—diluted	**$ (0.78)**	$ (0.02)	$ (0.76)	3,800.0%
Dividends declared and paid per share	**$ 0.24**	$ 0.45	$ (0.21)	(46.7)%
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	**$ 3,280**	$ 8,300	$ (5,020)	(60.5)%
Total assets	**364,370**	384,955	(20,585)	(5.3)%
Total debt	**101,250**	101,250	—	—
Total shareholders' equity	**260,662**	281,603	(20,941)	(7.4)%
Other Data:				
(U.S. dollars in thousands)				
Net cash provided by operating activities	**$ 433**	$ 15,379	$ (14,946)	(97.2)%
Net cash used in investing activities	**(5)**	(2,570)	2,565	(99.8)%
Net cash used in financing activities	**(5,448)**	(10,306)	4,858	(47.1)%
EBITDA[1]	**$ 1,819**	$ 18,786	$ (16,967)	(90.3)%

(1) EBITDA represents net (loss) income plus net interest expense, taxes and depreciation. Refer to page 6 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net (loss) income for each of the periods presented above.

Results of Operations

We began earning revenues during the three months ended June 30, 2010, since our first vessel was delivered in the second quarter of 2010. Beginning with the second quarter of 2010, our revenues following the delivery of our first vessel have consisted primarily of charterhire. Our ongoing cash expenses consist of fees and reimbursements under our Management Agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not expect to have any income tax liabilities in the Marshall Islands but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. We have accrued for estimated taxes from these voyages at December 31, 2012 and 2011.

We expect that our financial results will be largely driven by the following factors:

- the number of vessels in our fleet and their charter rates;
- the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and
- our ability to control our fixed and variable expenses, including our ship management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

Years ended December 31, 2012 and 2011

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels that we have in our fleet, the number of calendar days during which our vessels will generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels. Voyage revenues also include the sale of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

Vessels operating in the spot charter market generate revenues that are less predictable than those operating on time charters but may enable us to capture increased profit margins during periods of improvements in charter rates. Conversely, by operating in the spot charter market, we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance.

For the years ended December 31, 2012 and 2011, voyage revenues were $27,304 and $43,492, respectively. The decrease in voyage revenues was due to lower spot market rates achieved by our vessels during 2012.

A standard maritime industry performance measure is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

The average TCE rate of our fleet was $7,863 a day for the year ended December 31, 2012 as compared to $13,050 for the year ended December 31, 2011. The decrease was due to lower spot market rates achieved by our vessels during 2012 as compared to 2011.

During 2012, the Baltic Dry Index, or BDI (a drybulk index) reached a low of 647 on February 3, 2012 and rebounded to yearly high of 1,165 on May 8, 2012. At December 31, 2011, the index was 1,738. In 2013, the index started off at 698 on January 2, 2013 and has since increased to 746 as of February 11, 2013.

The BDI displayed considerable weakness in the beginning of 2012 due to reduced iron ore cargoes recorded through the celebration of the Chinese New Year, as well as a high level of newbuilding vessel deliveries for the first two months of the year. While the BDI showed a relative rebound from February and through May of 2012, adverse market conditions primarily driven by high iron ore inventories and negative sentiment in regards to the growth pace of world economies, maintained the index at relatively low values through September of 2012. A relative rebound was experienced over the next two months with the BDI trading in the 1,000 point range. The year to date in 2013 has exhibited seasonal issues like those of the corresponding period in 2012, with seasonal factors contributing to the most recent downturn in rates, including: order timing issues for iron ore cargoes related to the celebration of the Chinese New Year; increased deliveries of newbuilding vessels for the month of January as compared to the previous three months; and short-term weather-related issues in Brazil and Australia, temporarily reducing iron ore output. Given the fact that a majority of our vessels are chartered at spot market-related rates, we expect that the recent downturn in rates will adversely impact our first quarter 2013 revenues and results of operations.

During 2012 and 2011, we had 3,294.0 and 3,285.0 ownership days, respectively. Fleet utilization remained stable at 99.3% and 99.3% during 2012 and 2011.

Voyage Expenses

To the extent we operate our vessels on voyage charters in the spot market, we are responsible for all voyage expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We expect that our voyage expenses will vary depending on the number of vessels in our fleet and the extent to which we enter into voyage charters in the spot market as opposed to spot market-related time charters, trip charters or vessel pools, in which we would not be responsible for voyage expenses. At the inception of a spot market-related time charter, we record the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

For 2012 and 2011, voyage expenses were $1,142 and $61, respectively. The increase is primarily due to a $449 decrease in net gains related to the difference between the costs of the bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer during 2012 as compared to 2011. Additionally, there was an increase in voyage expenses as a result of $416 of bunkers consumed during short-term time charters during 2012.

Voyage Expenses to Parent

Voyage expenses to Parent decreased by $214 during 2012 as compared to 2011. This amount represents the commercial service fee equal to 1.25% of gross charter revenues generated by each vessel due to Genco pursuant to the Management Agreement. The decrease was a result of the decrease in voyage revenue due to lower spot market rates achieved by our vessels during 2012.

Vessel Operating Expenses

Vessel operating expenses increased by $726 to $16,730 during 2012 as compared to $16,004 in 2011 primarily due to higher expenses related to crew and the purchases of stores and spare parts, partially offset by lower lube consumption.

Daily vessel operating expenses increased to $5,079 per vessel per day during the year ended December 31, 2012 from $4,872 per vessel per day during the year ended December 31, 2011. The increase in daily vessel operating expenses is primarily due to higher expenses related to crew and the purchase of stores and spare parts partially offset by lower lube consumption. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation. Our actual daily vessel operating expenses per vessel for the year ended December 31, 2012 were $221 below the budgeted rate for the year ended December 31, 2012 of $5,300 per vessel per day.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels to have average daily vessel operating expenses during 2013 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,000
Supramax	5,500
Handysize	4,900

Based on these average daily budgeted amounts by vessel type, we expect our fleet to have average daily vessel operating expenses of $5,400 during 2013. The increase in the 2013 budget as compared to the 2012 budget is primarily due to increases in crew and insurance expenses.

General, Administrative and Technical Management Fees

We incur general and administrative expenses, which relate to our onshore non-vessel-related activities. Our general and administrative expenses include non-cash compensation expense, legal, auditing and other professional expenses. With respect to the restricted shares issued as incentive compensation to our Chairman, our President and Chief Financial Officer and our directors under our 2010 Equity Incentive Plan, refer to Note 14—Nonvested Stock Awards in our consolidated financial statements. Additionally, we incur management fees to third-party technical management companies (excluding Genco) for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies.

For 2012 and 2011, general, administrative and technical management fees were $4,768 and $5,585, respectively. The decrease in general, administrative and technical management fees was primarily a result of lower non-cash compensation. Technical management fees paid to third parties did not fluctuate significantly during 2012 as compared to 2011. During 2013, the technical management fees per vessel are expected to be the same as during 2012, or approximately $130 per vessel.

Management Fees to Parent
Management fees to Parent remained relatively stable at $2,471 and $2,464 during 2012 and 2011, respectively. This amount represents the technical service fees of $750 per vessel per day payable to Genco pursuant to the Management Agreement.

Depreciation
We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Furthermore, we estimate the residual values of our vessels to be based upon the estimated scrap value of the vessels. Effective January 1, 2011, we increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel.

Depreciation expense remained stable at $14,814 and $14,769 during 2012 and 2011, respectively.

Other (Expense) Income
Net Interest Expense—For 2012 and 2011, net interest expense was $4,247 and $4,413, respectively. The decrease in net interest expense is primarily a result of the decrease in unused commitment fees as the total commitment under the 2010 Credit Facility was reduced by $5,000 on May 31, 2011, November 30, 2011, May 31, 2012 and November 30, 2012. Refer to Note 7—Debt in our consolidated financial statements for further information. The net interest expense during both periods consisted of interest expense and unused commitment fees related to our 2010 Credit Facility, the amortization of deferred financing fees associated with this facility as well as interest income earned on our cash balances.

Income Tax Expense
For 2012 and 2011, income tax expense was $28 and $34, respectively. During the year ended December 31, 2012, we had United States operations which resulted in United States source income of $1,379, which resulted in income tax expense of $28. During the year ended December 31, 2011, we had United States operations which resulted in United States source income of $3,062, which resulted in income tax expense of $34.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Year ended December 31, 2011 compared to the year ended December 31, 2010

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2011 and 2010.

	For the Years Ended December 31,		Increase	
	2011	2010	(Decrease)	% Change
Fleet Data:				
Ownership days[1]				
Capesize	730.0	310.3	419.7	135.3%
Supramax	1,460.0	963.2	496.8	51.6%
Handysize	1,095.0	361.1	733.9	203.2%
Total	3,285.0	1,634.6	1,650.4	101.0%
Available days[2]				
Capesize	730.0	308.4	421.6	136.7%
Supramax	1,460.0	955.9	504.1	52.7%
Handysize	1,095.0	359.2	735.8	204.8%
Total	3,285.0	1,623.5	1,661.5	102.3%
Operating days[3]				
Capesize	730.0	306.8	423.2	137.9%
Supramax	1,438.9	939.1	499.8	53.2%
Handysize	1,093.9	356.2	737.7	207.1%
Total	3,262.8	1,602.1	1,660.7	103.7%
Fleet utilization[4]				
Capesize	100.0%	99.5%	0.5%	0.5%
Supramax	98.6%	98.2%	0.4%	0.4%
Handysize	99.9%	99.2%	0.7%	0.7%
Fleet average	99.3%	98.7%	0.6%	0.6%

	For the Years Ended December 31,		(Increase	
(U.S. dollars)	2011	2010	Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	$15,371	$30,860	$(15,489)	(50.2)%
Supramax	13,051	17,921	(4,870)	(27.2)%
Handysize	11,503	14,819	(3,316)	(22.4)%
Fleet average	13,050	19,692	(6,642)	(33.7)%
Daily vessel operating expenses[6]				
Capesize	$ 5,264	$ 5,081	$ 183	3.6%
Supramax	5,211	5,297	(86)	(1.6)%
Handysize	4,159	4,208	(49)	(1.2)%
Fleet average	4,872	5,016	(144)	(2.9)%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses (including voyage expenses to Parent)) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Years Ended December 31,	
	2011	2010
Voyage revenues (in thousands)	$ 43,492	$ 32,559
Voyage expenses (in thousands)	61	167
Voyage expenses to Parent (in thousands)	560	422
	42,871	31,970
Total available days	3,285.0	1,623.5
Total TCE rate	$ 13,050	$ 19,692

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares our operating income and net (loss) income for the years ended December 31, 2011 and 2010.

	For the Years Ended December 31,			
	2011	2010	Increase (Decrease)	% Change
Income Statement Data:				
Revenues	$ 43,492	$ 32,559	$ 10,933	33.6%
Operating Expenses:				
Voyage expenses	61	167	(106)	(63.5)%
Voyage expenses to Parent	560	422	138	32.7%
Vessel operating expenses	16,004	8,198	7,806	95.2%
General, administrative and technical management fees	5,585	5,044	541	10.7%
Management fees to Parent	2,464	1,229	1,235	100.5%
Depreciation and amortization	14,769	7,359	7,410	100.7%
Other operating income	—	(206)	206	(100.0)%
Total operating expenses	39,443	22,213	17,230	77.6%
Operating income	4,049	10,346	(6,297)	(60.9)%
Other expense	(4,445)	(1,946)	(2,499)	128.4%
(Loss) income before income taxes	(396)	8,400	(8,796)	(104.7)%
Income tax expense	(34)	(78)	44	(56.4)%
Net (loss) income	$ (430)	$ 8,322	$ (8,752)	(105.2)%
Net (loss) income per share of common and Class B Stock:				
Net (loss) income per share—basic	$ (0.02)	$ 0.46	$ (0.48)	(104.3)%
Net (loss) income per share—diluted	$ (0.02)	$ 0.46	$ (0.48)	(104.3)%
Dividends declared and paid per share	$ 0.45	$ 0.32	$ 0.13	40.6%
Balance Sheet Data:				
(at end of period)				
Cash and cash equivalents	$ 8,300	$ 5,797	$ 2,503	43.2%
Total assets	384,955	396,154	(11,199)	(2.8)%
Total debt	101,250	101,250	—	—
Total shareholders' equity	281,603	289,435	(7,832)	(2.7)%
Other Data:				
Net cash provided by operating activities	$ 15,379	$ 18,999	$ (3,620)	(19.1)%
Net cash used in investing activities	(2,570)	(389,801)	387,231	(99.3)%
Net cash (used in) provided by financing activities	(10,306)	376,599	(386,905)	(102.7)%
EBITDA[1]	$ 18,786	$ 17,678	$ 1,108	6.3%

(1) EBITDA represents net (loss) income plus net interest expense, taxes and depreciation. Refer to page 6 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net (loss) income for each of the periods presented above.

Years ended December 31, 2011 and 2010

Voyage Revenues
For the years ended December 31, 2011 and 2010, voyage revenues were $43,492 and $32,559, respectively. The increase in voyage revenues was due to the increase in the size of our fleet, offset by lower spot market rates achieved by our vessels during 2011.

The average TCE rate of our fleet was $13,050 a day for the year ended December 31, 2011 as compared to $19,692 for the year ended December 31, 2010. The decrease was due to lower spot market rates achieved by our vessels during 2011 versus 2010.

During 2011, the Baltic Dry Index, or BDI (a drybulk index) went from a low of 1,043 on February 4, 2011 to a high of 2,173 on October 14, 2011. At December 31, 2010, the index was 1,773. In 2012, the index started off at 1,624 on January 3, 2012 and decreased to a low of 660 as of February 7, 2012.

The BDI displayed considerable weakness in the beginning of 2011 due to reduced iron ore cargoes recorded through the celebration of the Chinese New Year, as well as a high level of newbuilding vessel deliveries for January, while continuous pressure was evident through August 2011, primarily due to severe weather in Brazil and Australia affecting cargo availability. A significant rebound was experienced in the remainder of the year with the BDI doubling in value during October 2011. The year 2012 began with seasonal factors contributing to a downturn in rates, including: order timing issues for iron ore cargoes related to the celebration of the Chinese New Year; increased deliveries of newbuilding vessels for the month of January as compared to the previous three months; and short-term weather-related issues in Brazil, temporarily reducing iron ore output.

During 2011 and 2010, we had 3,285.0 and 1,634.6 ownership days, respectively. The increase in ownership days is a result of a full year of operations during 2011 for the nine vessels delivered during 2010. Fleet utilization remained relatively stable at 99.3% and 98.7% during 2011 and 2010, respectively.

Voyage Expenses
For 2011 and 2010, voyage expenses were $61 and $167, respectively, and consisted of brokerage commissions paid to third parties as well as gains and losses related to bunker fuel for vessels coming off spot market-related time charters and short-term time charters. The variance in voyage expenses is a result of a full year of operation of our fleet during 2011. This increase was offset by net gains related to bunker fuel for vessels coming off spot market-related time charters and short-term time charters amounting to $521 during 2011. During 2010, there were net losses related to bunker fuel in the amount of $73.

Voyage Expenses To Parent
Voyage expenses to Parent increased by $138 to $560 during 2011 as compared to $422 in 2010. This amount represents the commercial service fee equal to 1.25% of gross charter revenues generated by each vessel due to Genco pursuant to the Management Agreement. The increase was a result of the growth of the fleet offset by lower spot market rates achieved by our vessels during 2011.

Vessel Operating Expenses
Vessel operating expenses increased by $7,806 to $16,004 during 2011 as compared to $8,198 in 2010. The increase was primarily due to a full year of operation of our fleet during 2011.

Daily vessel operating expenses decreased to $4,872 per vessel per day during the year ended December 31, 2011 from $5,016 per vessel per day during the year ended December 31, 2010. The decrease in daily vessel operating expenses is primarily due to a decrease in insurance expenses and lube expenses. These decreases were partially offset by increases in spare parts and repairs and maintenance expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General, Administrative and Technical Management Fees
For 2011 and 2010, general, administrative and technical management fees were $5,585 and $5,044, respectively. The increase in general, administrative and technical management fees was primarily a result of an increase in management fees of $590 related to the operation of a larger fleet.

Depreciation
Depreciation expense increased by $7,410 during 2011 as compared to 2010 as a result of the increase in the size of our fleet. Depreciation expense for 2011 also reflected a decrease in depreciation of $344 due to the change in estimated salvage value from $175 per lightweight ton to $245 per lightweight ton. Refer to Note 2—Summary of Significant Accounting Policies in our consolidated financial statements for further information regarding this change.

Other Operating Income
During the year ended December 31, 2010, we recorded other operating income of $206 related to a payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel. There was no such income recorded during the year ended December 31, 2011.

Other (Expense) Income

Net Interest Expense—For 2011 and 2010, net interest expense was $4,413 and $1,919, respectively. The net interest expense during both periods consisted of interest expense and unused commitment fees related to our 2010 Credit Facility, the amortization of deferred financing fees associated with this facility as well as interest income earned on our cash balances. As a result of the amendment to the 2010 Credit Facility, which was effective November 30, 2010, the total applicable margin over LIBOR decreased from 3.25% to 3.00%. The increase in net interest expense was primarily a result of the drawdown of additional debt during the second half of 2010 due to the expansion of our fleet.

Income Tax Expense

For 2011 and 2010, income tax expense was $34 and $78, respectively. During 2011, we had United States operations which resulted in United States source income of $3,062, which resulted in income tax expense of $34. During the year ended December 31, 2010, we had United States operations which resulted in United States source income of $2,541, which resulted in income tax expense of $78. The decrease in income tax expense is a result of an income tax benefit recorded during the year ended December 31, 2011.

Liquidity and Capital Resources

Our primary initial sources of capital were the capital contribution made by Genco, through Genco Investments LLC, of $75 million for 5,699,088 shares of our Class B stock and the net proceeds from the IPO, which was approximately $210.4 million as described hereunder. We have also borrowed $101.3 million to date under our 2010 Credit Facility. We will require capital to fund ongoing operations, acquisitions and potential debt service, for which we expect the main sources to be cash flow from operations and equity offerings. We anticipate that internally generated cash flow, together with borrowings that we may make under out 2010 Credit Facility for working capital purposes, will be sufficient to fund the operations of our fleet, including our working capital requirements, for the next twelve months.

On April 16, 2010, we entered into a $100 million senior secured revolving credit facility with Nordea Bank Finland plc, acting through its New York branch, for a $100 million senior secured revolving credit facility, which was amended in November 2010, as described below. See Note 7—Debt in our consolidated financial statements for a full description of our 2010 Credit Facility. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Credit Facility which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter, we paid an upfront fee of $0.3 million. Additionally upon executing the 2010 Credit Facility, we paid the remaining upfront fee of $0.9 million, for total upfront fees of $1.3 million, which has been capitalized as Deferred financing costs in the consolidated balance sheets.

Effective November 30, 2010, we entered into an amendment to the 2010 Credit Facility with Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. Under the terms of the amended 2010 Credit Facility, the commitment amount increased to $150 million from $100 million and the amounts borrowed bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% previously. The term of the 2010 Credit Facility has been extended to six years from the previous term of four years and the repayment structure has been modified to provide for 11 semi-annual commitment reductions of $5.0 million each with a balloon payment at the end of the facility. The amended 2010 Credit Facility will expire on November 30, 2016. In connection with the amendment to the 2010 Credit Facility, we paid an upfront fee of $1.4 million which has been capitalized as Deferred financing costs in the consolidated balance sheets.

Borrowings of up to $25 million under the 2010 Credit Facility are available for working capital purposes, subject to the total availability of the 2010 Credit Facility. At December 31, 2012, we have borrowed $1.5 million of the total $25 million available for working capital. As noted above, the repayment structure under the amended 2010 Credit Facility has been modified to provide for 11 semi-annual commitment reductions of $5 million beginning on May 31, 2011 with a balloon payment at the end of the facility on November 30, 2016. We do not anticipate that borrowings under the 2010 Credit Facility will be used to satisfy our long-term capital needs. As of December 31, 2012, total borrowings, including those for working capital purposes, under the 2010 Credit Facility were $101.3 million. Additionally, as of December 31, 2012, $28.8 million remained available under the 2010 Credit Facility as the total commitment under this facility decreased to $130 million. To the extent we expand our fleet in the future, we plan to finance potential expansions primarily through use of our 2010 Credit Facility as a bridge to equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, and internally generated cash flow. However, given current conditions we deem unfavorable for conducting equity financings, we have not used such financings to repay indebtedness under the 2010 Credit Facility, although we may conduct such financings if conditions improve. If equity financing continues to remain unavailable as a means to repay the 2010 Credit Facility, we may be unable to expand our fleet.

The 2010 Credit Facility requires us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of our initial vessels (or acceptable replacement vessels); limitations on changes to our Management Agreement with Genco; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

Under the collateral maintenance covenant of our 2010 Credit Facility, the aggregate valuations of our vessels pledged under this facility must at least be 140% of the total amount we may borrow. If our valuations fall below this percentage, we must provide additional acceptable collateral, repay a portion of our borrowings, or permanently reduce the amount we may borrow under the facility to the extent required to restore our compliance with the covenant.

As of December 31, 2012, we believe we are in compliance with all of the financial covenants under the 2010 Credit Facility.

Our business is capital intensive, and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favorable terms.

Our dividend policy will also impact our future liquidity position. We currently intend to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter (refer to "Dividend Policy" below), subject to any reserves the Board of Directors may from time to time determine are required. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, debt amortization, acquisitions of additional assets and working capital. We have paid dividends in recent quarters even though the application of the formula in our policy would not have resulted in a dividend, although we may not continue to do so.

Dividend Policy

We have adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our Board of Directors may from time to time determine are required. Dividends are paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income (loss) less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income (loss), such as those that would result from acquiring a vessel subject to a charter that was above or below market rates.

The following table illustrates the calculation of Cash Available for Distribution (non-cash adjustments we may disregard are not included):

Net Income (Loss)
Less Fleet Related Capital Maintenance Expenditures
Plus Non-Cash Compensation
Cash Available for Distribution

The application of our dividend policy would have resulted in a lesser dividend or no dividend for each quarter during 2012 and 2011; however, based on our cash flow, liquidity and capital resources, our Board of Directors determined to declare a dividend. While our Board of Directors may consider declaring future dividends that exceed the amount determined by our policy, we cannot assure you that they will do so, and the recent dividend declarations do not represent a change in our policy.

The following table summarizes the dividends declared based on the results of each fiscal quarter:

Fiscal Year Ending December 31, 2012	Dividend Per Share	Declaration Date
4th Quarter	**$0.01**	**2/14/2013**
3rd Quarter	**$0.01**	**10/31/2012**
2nd Quarter	**$0.05**	**7/26/2012**
1st Quarter	**$0.05**	**4/26/2012**

Fiscal Year Ending December 31, 2011	Dividend Per Share	Declaration Date
4th Quarter	$0.13	2/16/2012
3rd Quarter	$0.12	10/27/2011
2nd Quarter	$0.10	7/25/2011
1st Quarter	$0.06	4/28/2011

Fiscal Year Ending December 31, 2010	Dividend Per Share	Declaration Date
4th Quarter	$0.17	2/17/2011
3rd Quarter	$0.16	10/26/2010
2nd Quarter	$0.16	7/30/2010
1st Quarter	—	N/A

The aggregate amount of the dividend paid in 2012, 2011 and 2010 was $5,448, $10,167 and $7,192, respectively, which we funded from cash on hand.

The application of our dividend policy would not have resulted in a dividend for the fourth quarter of 2012; however, based on our cash flow, liquidity and capital resources, our Board of Directors determined to declare a dividend of $0.01 per share payable on or about March 14, 2013 to all shareholders of record as of March 7, 2013. Our dividend policy is to pay a variable quarterly dividend equal to our Cash Available for Distribution, during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income, such as those that would result from acquiring a vessel subject to a charter that was above or below market rates. We intend to pay dividends on a quarterly basis.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income." For 2012, the maximum Federal income tax rate on dividends paid to non-corporate shareholders was 15%. For taxable years beginning after December 31, 2012, the maximum federal income tax rate on qualified dividends paid to non-corporate shareholders is 20%, and all or a portion of dividend income received by shareholders whose modified adjusted gross income exceeds certain thresholds ($250,000 for married taxpayers filing jointly and $200,000 for single taxpayers) may be subject to a 3.8% surtax. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Limitations on Dividends and Our Ability to Change Our Dividend Policy

There is no guarantee that our shareholders will receive quarterly dividends from us. Our dividend policy may be changed at any time by our Board of Directors and is subject to certain restrictions, including:

- Our shareholders have no contractual or other legal right to receive dividends.
- Our Board of Directors has authority to establish reserves for the prudent conduct of our business, after giving effect to contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to you. We do not anticipate the need for reserves at this time.
- Our Board of Directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our Board of Directors.
- Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the Company's articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.
- We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.
- Our dividend policy may be affected by restrictions on distributions under any credit facilities we may enter into, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from making cash distributions to you, notwithstanding our stated cash dividend policy.
- While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our Cash Available for Distribution.

Our ability to make distributions to our shareholders will depend upon the performance of our current and future wholly-owned subsidiaries through which we own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock. In addition, the drybulk vessel spot charter market is highly volatile, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers' ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

Cash Flow

Net cash provided by operating activities for the years ended December 31, 2012 and 2011 was $0.4 million and $15.4 million, respectively. The decrease in cash provided by operating activities was primarily a result of a recorded net loss of $17.3 million for the year ended December 31, 2012 compared to a net loss of $0.4 million for the year ended December 31, 2011. Lower net income was predominantly due to lower charter rates achieved in 2012 versus the prior year period for the vessels in our fleet.

Net cash used in investing activities was five-thousand dollars for the year ended December 31, 2012 due to the purchase of other fixed assets. For the year ended December 31, 2011, cash used in investing activities was $2.6 million and primarily related to the purchases of vessel related equipment.

Net cash used in financing activities for the year ended December 31, 2012 was $5.4 million, which consisted of cash dividends paid during the year. For the year ended December 31, 2011, cash used in financing activities was $10.3 million and primarily consisted of $10.2 million in cash dividends paid.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012. The interest and borrowing fees in the table incorporate the unused fees and interest expense related to the amended 2010 Credit Facility, as well as other fees associated with the amended 2010 Credit Facility.

	Total	Less Than One Year	One to Three Years	Three to Five Years
2010 Credit Agreement	$101,250	$ —	$1,250	$100,000
Interest and borrowing fees	13,742	3,678	7,067	2,997
Total	$114,992	$3,678	$8,317	$102,997

Future interest expense has been estimated using 0.25% plus the applicable margin for the amended 2010 Credit Facility of 3.00%.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of two Capesize drybulk carriers, four Supramax drybulk carriers and three Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and schedules off-hire days for our fleet through 2014 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars in millions)		
2013	$ —	—
2014	$3.6	100

The costs reflected are estimates based on drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

We estimate that each drydock will result in 20 days of off-hire. Actual length will vary based on the condition of the vessel, yard schedules and other factors.

We did not incur any drydocking costs during the years ended December 31, 2012 and 2011.

We estimate that none of our vessels will be drydocked in 2013. An additional five of our vessels will be drydocked in 2014.

Off-Balance Sheet Arrangements

Except as disclosed in our consolidated financial statements, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.

Time Charters Acquired—When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

During the years ended December 31, 2012 and 2011, we did not acquire vessels with existing time charters for which there was a significant difference between the present value of the difference between the contractual amounts to be paid and our estimate of the fair market charter rate.

Performance Claims—Revenue is based on contracted charterparties, including spot-market related time charters which rates fluctuate based on changes in the spot market. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Additionally, there are certain performance parameters included in contracted charterparties which if not met, can result in customer claims. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. At each balance sheet date, we provide a provision based on a review of all outstanding charter receivables and we also will accrue for any estimated customer claims primarily a result of time charter performance issues that have not yet been deducted by the charterer. We provide for reserves which offset the due from charterers balance if a disputed amount or performance claim has been deducted by the charterer. If a disputed amount or potential performance claim has not been deducted by the charterer, we record the estimated customer claims as deferred revenue. Providing for these reserves will be offset by a decrease in revenue. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Vessels and Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Effective January 1, 2011, we increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel. This increase in the residual value of the vessels will decrease the annual depreciation charge over the remaining useful life of the vessel. During the years ended December 31, 2012 and 2011, the increase in the estimated scrap value resulted in a decrease in depreciation expense of approximately $0.3 million during both years. Similarly, an increase in the useful life of a drybulk vessel would also decrease the annual depreciation charge. Comparatively, a decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets." We have never sold any of our vessels.

Pursuant to our 2010 Credit Facility, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenant under our 2010 Credit Facility. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenant under our 2010 Credit Facility at December 31, 2012 and 2011. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at December 31, 2012.

At December 31, 2012, the vessel valuations for all of our vessels for covenant compliance purposes under our 2010 Credit Facility were lower than their carrying values at December 31, 2012. The amount by which the carrying value at December 31, 2012 of all of the vessels in our fleet exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $11.0 million to $32.7 million per vessel, and $150.8 million on an aggregate fleet basis. The amount by which the carrying value at December 31, 2011 of all of the vessels in our fleet exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual basis, from $7.4 million to $24.2 million per vessel, and $102.2 million on an aggregate fleet basis. The average amount by which the carrying value of these vessels exceeded the valuation of such vessels for covenant compliance purposes was $16.8 million as of December 31, 2012 and $11.4 million as of December 31, 2011. However, neither such valuation nor the carrying value in the table below reflects the value of time charters related to some of our vessels.

Vessels	Year Built	Year Acquired	**Carrying Value (U.S. dollars in thousands) as of December 31, 2012**	Carrying Value (U.S. dollars in thousands) as of December 31, 2011
Baltic Leopard	2009	2009	**$ 31,981**	$ 33,358
Baltic Panther	2009	2010	**32,059**	33,436
Baltic Cougar	2009	2010	**32,211**	33,588
Baltic Jaguar	2009	2010	**32,121**	33,489
Baltic Bear	2010	2010	**67,103**	69,835
Baltic Wolf	2010	2010	**66,670**	69,334
Baltic Wind	2009	2010	**30,685**	32,008
Baltic Cove	2010	2010	**31,011**	32,306
Baltic Breeze	2010	2010	**31,577**	32,868
TOTAL			**$355,418**	$370,222

Impairment of long-lived assets—We follow the Accounting Standards Codification ("ASC") Subtopic 360-10, "Property, Plant and Equipment" ("ASC 360-10"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We noted that TCE revenues across its fleet were lower on average in 2012 compared with 2011. Our management views the lower TCE rates in 2012 as part of a longer term economic cycle.

We concluded at December 31, 2012 that the future income streams expected to be earned by such vessels over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and that, accordingly, our vessels were not impaired under U.S. GAAP. Our estimated future undiscounted cash flows exceeded each of our vessels' carrying values by a considerable margin (119%–402% of carrying value). Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 22 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2012. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Specifically, we utilize the rates currently in effect for the duration of their current spot market-related time charters. For periods of time where our vessels are not fixed on such charters, we utilize an estimated daily time charter equivalent for our vessels based on the most recent ten year historical one year time charter average. Actual equivalent drybulk shipping rates are currently lower than the estimated rate. We believe current rates have been driven by short-term disruptions or seasonal issues as discussed under "Management's Discussion and Analysis—Results of Operations—Voyage Revenues."

Of the inputs that the Company uses for its impairment test, future time charter rates are the most significant and most volatile. Based on the sensitivity analysis performed by the Company, the Company would record impairment on its vessels for time charter declines from their most recent ten-year historical one-year time charter averages as follows:

	Percentage Decline from Ten-Year Historical One-Year Time Charter Average at Which Point Impairment Would be Recorded	
Vessel Class	**As of December 31, 2012**	As of December 31, 2011
Capesize	**(65.8)%**	(65.1)%
Supramax	**(47.9)%**	(50.4)%
Handysize	**(30.6)%**	(19.8)%

Our time charter equivalent (TCE) rates for our fiscal years ended December 31, 2012 and 2011, respectively, were above or (below) the ten year historical one-year time charter average as of such dates as follows:

	TCE Rates as Compared with Ten-Year Historical One-Year Time Charter Average (as percentage above/(below))	
Vessel Class	**As of December 31, 2012**	As of December 31, 2011
Capesize	**(84.8)%**	(67.9)%
Supramax	**(65.5)%**	(42.1)%
Handysize	**(45.7)%**	(24.0)%

The projected net operating cash flows are determined by considering the future charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $245 per light weight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Fair value of financial instruments—The estimated fair values of our financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2012 and December 31, 2011 due to their short-term maturity or the variable-rate nature of the respective borrowings under the 2010 Credit Facility. See Note 8—Fair Value of Financial Instruments in our consolidated financial statements for additional disclosure on the fair values of long term debt.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. Effective April 16, 2010, we entered into the 2010 Credit Facility that provides us with bridge financing for completed and potential vessel acquisitions. Our interest expense under any such credit facility will be affected by changes in LIBOR rates as outstanding debt on the amended 2010 Credit Facility is based on LIBOR plus an applicable margin of 3.00% per annum. Prior to the effective date of the amendment to the 2010 Credit Facility of November 30, 2010, the applicable margin was 3.25%. Increasing interest rates could adversely impact our future earnings. A 1% increase in LIBOR would result in an increase of $1.0 million in interest expense for the year ended December 31, 2012.

Currency and exchange rates risk

The international shipping industry's functional currency is the U.S. Dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. Dollars. We expect to incur certain operating expenses in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

Consolidated Balance Sheets

As of December 31, 2012 and December 31, 2011

(U.S. dollars in thousands, except for share and per share data)	December 31, 2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 3,280	$ 8,300
Due from charterers, net	945	1,653
Prepaid expenses and other current assets	2,892	2,467
Total current assets	7,117	12,420
Noncurrent assets:		
Vessels, net of accumulated depreciation of $36,906 and $22,107, respectively	355,418	370,222
Fixed assets, net of accumulated depreciation of $36 and $20, respectively	12	23
Deferred financing costs, net of accumulated amortization of $1,204 and $737, respectively	1,823	2,290
Total noncurrent assets	357,253	372,535
Total assets	$ 364,370	$ 384,955
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 2,163	$ 1,972
Deferred revenue	261	71
Due to Parent	34	59
Total current liabilities	2,458	2,102
Noncurrent liabilities:		
Long-term debt	101,250	101,250
Total noncurrent liabilities	101,250	101,250
Total liabilities	103,708	103,352
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 500,000,000 shares authorized; issued and outstanding 17,300,999 and 17,001,000 shares at December 31, 2012 and 2011, respectively	173	170
Class B stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 5,699,088 at December 31, 2012 and 2011	57	57
Additional paid-in capital	277,249	280,923
(Accumulated deficit) retained earnings	(16,817)	453
Total shareholders' equity	260,662	281,603
Total liabilities and shareholders' equity	$ 364,370	$ 384,955

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands, except for per share data)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Revenues	$ 27,304	$ 43,492	$ 32,559
Operating expenses:			
Voyage expenses	1,142	61	167
Voyage expenses to Parent	346	560	422
Vessel operating expenses	16,730	16,004	8,198
General, administrative and technical management fees	4,768	5,585	5,044
Management fees to Parent	2,471	2,464	1,229
Depreciation	14,814	14,769	7,359
Other operating income	—	—	(206)
Total operating expenses	40,271	39,443	22,213
Operating (loss) income	(12,967)	4,049	10,346
Other (expense) income:			
Other expense	(28)	(32)	(27)
Interest income	5	9	236
Interest expense	(4,252)	(4,422)	(2,155)
Other expense, net	(4,275)	(4,445)	(1,946)
(Loss) income before income taxes	(17,242)	(396)	8,400
Income tax expense	(28)	(34)	(78)
Net (loss) income	$ (17,270)	$ (430)	$ 8,322
Net (loss) income per share of common and Class B stock:			
Net (loss) income per share—basic	$ (0.78)	$ (0.02)	$ 0.46
Net (loss) income per share—diluted	$ (0.78)	$ (0.02)	$ 0.46
Dividends declared and paid per share of common and Class B Stock	$ 0.24	$ 0.45	$ 0.32

See accompanying notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands, except for share and per share data)	Capital Stock Par Value	Common Stock Par Value	Class B Stock Par Value	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
Balance—January 1, 2010	$ —	$ —	$ —	$ —	$ (16)	$ (16)
Net income					8,322	8,322
Capital contribution from Parent and exchange of 100 shares of capital stock for 5,699,088 shares of Class B stock	—		57	74,943		75,000
Cash dividends paid ($0.32 per share)					(7,192)	(7,192)
Issuance of 16,300,000 shares of common stock		163		210,267		210,430
Issuance of 583,500 shares of nonvested common stock		6		(6)		—
Nonvested stock amortization				2,892		2,892
Balance—December 31, 2010	$ —	$ 169	$ 57	$288,096	$ 1,114	$289,436
Net loss					(430)	(430)
Cash dividends paid ($0.45 per share)				(9,936)	(231)	(10,167)
Issuance of 117,500 shares of nonvested common stock		1		(1)		—
Nonvested stock amortization				2,764		2,764
Balance—December 31, 2011	$ —	$ 170	$ 57	$280,923	$ 453	$281,603
Net loss					(17,270)	(17,270)
Cash dividends paid ($0.24 per share)				(5,448)		(5,448)
Issuance of 299,999 shares of nonvested common stock		3		(3)		—
Nonvested stock amortization				1,777		1,777
Balance—December 31, 2012	**$ —**	**$ 173**	**$ 57**	**$277,249**	**$ (16,817)**	**$260,662**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Cash flows from operating activities:			
Net (loss) income	**$ (17,270)**	$ (430)	$ 8,322
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	**14,814**	14,769	7,359
Amortization of deferred financing costs	**467**	467	270
Amortization of nonvested stock compensation expense	**1,777**	2,764	2,892
Change in assets and liabilities:			
Decrease (increase) in due from charterers	**708**	(987)	(666)
Increase in prepaid expenses and other current assets	**(425)**	(74)	(2,393)
Increase (decrease) in accounts payable and accrued expenses	**197**	(214)	2,186
(Decrease) increase in due to Parent	**(25)**	(601)	644
Increase (decrease) in deferred revenue	**190**	(315)	385
Net cash provided by operating activities	**433**	15,379	18,999
Cash flows from investing activities:			
Purchase of vessels, including deposits	**—**	(2,570)	(389,758)
Purchase of fixed assets	**(5)**	—	(43)
Net cash used in investing activities	**(5)**	(2,570)	(389,801)
Cash flows from financing activities:			
Proceeds from the 2010 Credit Facility	**—**	—	101,250
Capital contribution from Parent	**—**	—	75,000
Cash dividends paid	**(5,448)**	(10,167)	(7,192)
Proceeds from issuance of common stock	**—**	—	214,508
Payments of common stock issuance costs	**—**	—	(4,078)
Payment of deferred financing costs	**—**	(139)	(2,889)
Net cash (used in) provided by financing activities	**(5,448)**	(10,306)	376,599
Net (decrease) increase in cash and cash equivalents	**(5,020)**	2,503	5,797
Cash and cash equivalents at beginning of period	**8,300**	5,797	—
Cash and cash equivalents at end of year	**$ 3,280**	$ 8,300	$ 5,797

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands, except per share and share data)

1—General Information

The accompanying consolidated financial statements include the accounts of Baltic Trading Limited ("Baltic Trading") and its wholly-owned subsidiaries (collectively, the "Company"). The Company was formed to own and employ drybulk vessels in the spot market. The spot market represents immediate chartering of a vessel, usually for single voyages, or employing vessels on spot market-related time charters. Baltic Trading was formed on October 6, 2009 (the "inception date"), under the laws of the Republic of the Marshall Islands.

At December 31, 2012, the Company was the sole owner of all of the outstanding shares of the following ship-owning subsidiaries as set forth below:

Wholly-Owned Subsidiaries	Vessels	Dwt	Date Delivered	Year Built
Baltic Leopard Limited	Baltic Leopard	53,447	April 8, 2010	2009
Baltic Panther Limited	Baltic Panther	53,351	April 29, 2010	2009
Baltic Cougar Limited	Baltic Cougar	53,432	May 28, 2010	2009
Baltic Jaguar Limited	Baltic Jaguar	53,474	May 14, 2010	2009
Baltic Bear Limited	Baltic Bear	177,717	May 14, 2010	2010
Baltic Wolf Limited	Baltic Wolf	177,752	October 14, 2010	2010
Baltic Wind Limited	Baltic Wind	34,409	August 4, 2010	2009
Baltic Cove Limited	Baltic Cove	34,403	August 23, 2010	2010
Baltic Breeze Limited	Baltic Breeze	34,386	October 12, 2010	2010

On March 15, 2010, the Company completed its initial public offering ("IPO") of 16,300,000 common shares at $14.00 per share, which resulted in gross proceeds of $228,200. After underwriting commissions and other registration expenses, the Company received net proceeds of $210,430 to be used by the Company for completion of the acquisition of its initial fleet of vessels, as well as for working capital purposes.

Prior to the IPO, the Company was a wholly-owned subsidiary of Genco Investments LLC, which in turn is a wholly-owned subsidiary of Genco Shipping & Trading Limited ("Genco" or "Parent"). After the completion of the IPO and issuance of restricted shares, Genco owned, directly or indirectly, 5,699,088 shares of the Company's Class B stock, representing a 25.35% ownership interest in the Company and 83.59% of the aggregate voting power of the Company's outstanding shares of voting stock. Genco made a capital contribution of $75,000 and surrendered 100 shares of capital stock in connection with Genco's subscription for 5,699,088 of the Company's Class B stock pursuant to the subscription agreement entered into between Genco and the Company. Additionally, pursuant to the subscription agreement, for so long as Genco directly or indirectly holds at least 10% of the aggregate number of outstanding shares of the Company's common stock and Class B stock, Genco will be entitled to receive at no cost an additional number of shares of Class B stock equal to 2% of the number of common shares issued in the future, other than shares issued under the Company's 2010 Equity Incentive Plan.

As of December 31, 2012 and 2011, Genco's ownership of 5,699,088 shares of the Company's Class B stock represented 24.78% and 25.11% ownership interest in the Company, respectively, and 83.17% and 83.41% of the aggregate voting power of the Company's outstanding shares of voting stock, respectively. Pursuant to an amendment to Genco's $1.4 billion credit facility entered into on August 1, 2012, all of the Company's Class B stock is pledged as security for Genco's obligations under such facility.

2—Summary of Significant Accounting Policies

Principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes the accounts of Baltic Trading and its wholly-owned shipowning subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business geographics
The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel acquisitions
When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company's decision to make such acquisition.

If a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment reporting
Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of various drybulk cargoes with its fleet of vessels.

Revenue and voyage expense recognition
Since the Company's inception, revenues have been generated primarily from spot market-related time charters and short- term time charters. A spot market-related time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for a payment based on a specified percentage of the average daily rates as published by the Baltic Dry Index ("BDI"). Short term time charters are the same as spot market-related time charter agreements, except there is a specified fixe daily hire rate. Voyage revenues also include the sale of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

In spot market-related time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are typically borne by the Company. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. These differences in bunkers resulted in a net (gain) loss of $(72), ($521) and $73 during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company records spot market-related time charter revenues over the term of the charter as service is provided based on the rate determined based on the Baltic Dry Index for each respective billing period. As such, the revenue earned by the Company's vessels is subject to the fluctuations of the spot market. The Company records short-term time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes voyage expenses when incurred.

Other operating income
During the year ended December 31, 2010, the Company recorded other operating income of $206 related to a payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel.

Due from charterers, net
Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, the Company records the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2012 and 2011, the Company had a reserve of $154 and $52, respectively, against the due from charterers balance and an additional accrual of $7 and $2, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Due to Parent

Due to Parent consists of amounts due to Genco, which consists primarily of fees payable to the Parent pursuant to the Management Agreement between the Company and Genco for commercial, technical, administrative and strategic services necessary to support the Company's business.

Vessel operating expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2012, 2011 and 2010 was $14,798, $14,754 and $7,353, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). Effective January 1, 2011, the Company increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel. The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessels. During the years ended December 31, 2012 and 2011, the increase in the estimated scrap value resulted in a decrease in depreciation expense of $345 and $344, respectively. The decrease in depreciation expense resulted in a $0.01 and a $0.02 change to the basic and diluted net loss per share during the years ended December 31, 2012 and 2011, respectively. The basic and diluted net loss per share would have been ($0.79) and ($0.04) per share for the years ended December 31, 2012 and 2011, respectively, if there was no change in the estimated scrap value.

Fixed assets, net

Fixed assets, net are stated at cost less accumulated depreciation. Depreciation expense is based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Computer equipment	3 years
Vessel equipment	2–15 years

Impairment of long-lived assets

The Company follows Accounting Standards Codification ("ASC") Subtopic 360-10, "Property, Plant and Equipment" ("ASC 360-10"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

For the years ended December 31, 2012, 2011 and 2010, no impairment charges were recorded on the Company's long-lived assets.

Deferred financing costs

Deferred financing costs consist of fees, commissions and legal expenses associated with obtaining loan facilities and amending existing loan facilities. These costs are amortized over the life of the related loan facility and are included in interest expense.

Cash and cash equivalents

The Company considers highly liquid investments such as money market funds and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. During the years ended December 31, 2012, 2011 and 2010, the Company had United States operations which resulted in United States source income of $1,379, $3,062 and $2,541, respectively. The Company's estimated United States income tax expense for the years ended December 31, 2012, 2011 and 2010 was $28, $34 and $78, respectively.

Deferred revenue
Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues. Refer to "Revenue and voyage expense recognition" above for description of the Company's revenue recognition policy.

Nonvested stock awards
The Company follows ASC Subtopic 718-10, "Compensation—Stock Compensation" ("ASC 718-10"), for nonvested stock issued under its equity incentive plan. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital.

Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and cash and cash equivalents. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 100% of its revenues from 11 customers in 2012, eight customers in 2011 and four customers during 2010. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2012 and 2011.

For the year ended December 31, 2012, there were four customers that individually accounted for more than 10% of revenues, Cargill International S.A., Klaveness Charterering, Resource Marine PTE Ltd. (part of the Macquarie group of companies) and Swissmarine Services S.A., which represented 44.41%, 11.79%, 13.90% and 10.04% of revenues, respectively. For the year ended December 31, 2011, there were four customers that individually accounted for more than 10% of revenues, Cargill International S.A., Resource Marine PTE Ltd. (part of the Macquarie group of companies), AMN Bulkcarriers Inc. and Swissmarine Services S.A., which represented 44.99%, 13.70%, 11.19% and 10.61% of revenues, respectively. For the year ended December 31, 2010, there were four customers that individually accounted for more than 10% of revenues, Oldendorff GMBH and Co. KG. Lubeck, Cargill International S.A., Clipper Bulk Shipping N.V., Curacao and AMN Bulkcarriers Inc., which represented 29.26%, 46.65%, 12.35% and 11.74% of revenues, respectively.

At December 31, 2012 and 2011, the Company maintains all of its cash and cash equivalents with one financial institution. The Company's cash and cash equivalent balance is not covered by insurance in the event of default by this financial institution.

Fair value of financial instruments
The estimated fair values of the Company's financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2012 and 2011 due to their short-term maturity or the variable-rate nature of the respective borrowings under the 2010 Credit Facility. See Note 8—Fair Value of Financial Instruments for additional disclosure on the fair value of long-term debt.

3—Cash Flow Information

For the years ended December 31, 2012 and 2011, the Company did not have any non-cash investing or financing activities.

For the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses of $1,106 for the purchase of vessels. For the year ended December 31, 2010, the Company also had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in due to Parent of $1,078 for the purchase of vessels. Additionally, for the year ended December 31, 2010, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $51 associated with deferred financing fees and $1 associated with dividend payments due to Peter C. Georgiopoulos, Chairman of the Board. All such amounts were paid during 2011.

During the years ended December 31, 2012, 2011 and 2010, cash paid for interest, net of amount capitalized, was $3,798, $4,228 and $1,587, respectively.

During the years ended December 31, 2012, 2011 and 2010, cash paid for estimated income taxes was $22, $61 and $40, respectively.

On May 17, 2012 and December 13, 2012, the Company made grants of nonvested common stock in the amount of 12,500 and

37,500 shares, respectively, to directors of the Company. The grant date fair value of such nonvested stock was $48 and $113, respectively. Additionally, on December 13, 2012, 166,666 and 83,333 shares of nonvested common stock were granted to Peter Georgiopoulos, Chairman of the Board, and John Wobensmith, President and Chief Financial Officer, respectively. The grant date fair value of such nonvested stock was $750.

On May 12, 2011, the Company made grants of nonvested common stock in the amount of 12,500 shares to directors of the Company. The grant date fair value of such nonvested stock was $87. These shares vested on May 17, 2012. Additionally, on December 21, 2011, 80,000 and 25,000 shares of nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively. The grant date fair value of such nonvested stock was $515.

On March 10, 2010, 358,000 and 108,000 shares of nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Board of Directors on such date. The grant date fair value of such nonvested stock was $6,524 based on the IPO price of $14.00 per share. Both of these grants of nonvested common stock began vesting ratably in four annual installments commencing on the first anniversary of the closing of the Company's IPO, March 15, 2010. Additionally, on March 15, 2010, the Company made grants of nonvested common stock in the amount of 12,500 shares to directors of the Company. The grant date fair value of such nonvested stock was $175 based on the IPO price of $14.00 per share. These grants vested on March 15, 2011. Lastly, on December 24, 2010, 80,000 and 25,000 shares of nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Board of Directors on such date. The grant date fair value of such restricted stock was $1,118. Both of these grants of restricted stock vest ratably on each of the four anniversaries of November 15, 2011. All of the aforementioned grants of restricted stock were made under the Baltic Trading Limited 2010 Equity Incentive Plan.

4—Vessel Acquisitions

On June 3, 2010, the Company entered into an agreement to purchase three Handysize drybulk vessels, including one newbuilding, from companies within the Metrostar Management Corporation group of companies for an aggregate purchase price of approximately $99,750. Total vessel deposits of $9,975 were made during the second quarter of 2010. Two of the vessels were delivered during August 2010 and the remaining vessel was delivered during October 2010. All three vessels are secured on spot market-related time charters with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the Baltic Handysize Index ("BHSI"). The Company financed the purchase price of the aforementioned acquisitions utilizing the 2010 Credit Facility for bridge financing.

On February 19, 2010, the Company entered into agreements with subsidiaries of an unaffiliated third-party seller to purchase four 2009-built Supramax drybulk vessels for an aggregate price of $140,000. Total vessel deposits of $14,000 were made during the first quarter of 2010 and the remaining payment of $126,000 was made upon delivery of the vessels during the second quarter of 2010. These four vessels, the Baltic Leopard, Baltic Panther, Baltic Cougar, and Baltic Jaguar, were delivered during the second quarter of 2010.

On February 22, 2010, the Company also entered into agreements with subsidiaries of another unaffiliated third-party seller to purchase two Capesize drybulk vessels for an aggregate price of $144,200. The Baltic Bear was delivered on May 14, 2010 and the Baltic Wolf was delivered on October 14, 2010. Total vessel deposits of $21,540 were made during the first quarter of 2010 and the remaining payments for the Baltic Bear of $65,700 and the Baltic Wolf of $56,960 were made upon delivery of the vessels during the second and fourth quarter of 2010, respectively.

Refer to Note 1—General Information for the dates on which the aforementioned vessels were delivered.

Capitalized interest expense associated with newbuilding contracts for the years ended December 31, 2012, 2011 and 2010 was $0, $0 and $41, respectively.

5—Earnings per Common Share

The computation of net (loss) income per share of common stock and Class B shares is in accordance with ASC 260—"Earnings Per Share," using the two-class method. Under these provisions, basic net (loss) income per share is computed using the weighted-average number of common shares and Class B shares outstanding during the year, except that it does not include nonvested stock awards subject to repurchase or cancellation. Diluted net (loss) income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of nonvested stock awards (see Note 14—Nonvested Stock Awards) for the common shares, for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. Of the 664,249 nonvested shares outstanding at December 31, 2012 (see Note 14—Nonvested Stock Awards), all are anti-dilutive. The computation of the diluted net (loss) income per share of common stock assumes the conversion of Class B shares, while the diluted net (loss) income per share of Class B stock does not assume the conversion of those shares.

Under the Company's Amended and Restated Articles of Incorporation, the rights, including dividend rights, of the holders of the Company's common and Class B shares are identical, except with respect to voting. Further, the Company's Amended and Restated Articles of Incorporation and Marshall Islands law embody safeguards against modifying the identical rights of the Company's common stock and Class B stock to dividends. Specifically, Marshall Islands law provides that amendments to the Company's Amended and Restated Articles of Incorporation which would have the effect of adversely altering the powers, preferences, or special rights of a given class of stock (in this case the right of the Company's common stock to receive an equal dividend to any declared on the Company's Class B stock) must be approved by the class of stock adversely affected by the proposed amendment. As a result, and in accordance with ASC 260—"Earnings Per Share," the undistributed earnings are allocated based on the contractual participation rights of the common and Class B shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B shares is assumed in the computation of the diluted net income per share of common stock, the undistributed earnings are equal to net income for that computation.

The Company was formed with 100 shares of capital stock during October of 2009, and on March 3, 2010, Genco made an additional capital contribution of $75,000 and surrendered the 100 shares of capital stock for 5,699,088 shares of Class B stock. The net loss attributable to the period from January 1, 2010 to March 2, 2010 was insignificant and therefore the Company has not allocated any of the net loss during that period to the capital stock. The following table sets forth the computation of basic and diluted net (loss) income per share of common stock and Class B stock:

	Year Ended December 31, 2012	
	Common	Class B
Basic net loss per share:		
Numerator:		
Allocation of loss	$ (12,848)	$ (4,422)
Denominator:		
Weighted-average shares outstanding, basic	16,562,758	5,699,088
Basic net loss per share	$ (0.78)	$ (0.78)
Diluted net loss per share:		
Numerator:		
Allocation of loss	$ (12,848)	$ (4,422)
Reallocation of undistributed loss as a result of conversion of Class B to common shares	(5,790)	—
Reallocation of dividends paid as a result of conversion of Class B to common shares	1,368	—
Allocation of loss	$ (17,270)	$ (4,422)
Denominator:		
Weighted-average shares outstanding used in basic computation	16,562,758	5,699,088
Add:		
Conversion of Class B to common shares	5,699,088	—
Weighted-average shares outstanding, diluted	22,261,846	5,699,088
Diluted net loss per share	$ (0.78)	$ (0.78)

	Year Ended December 31, 2011	
	Common	Class B
Basic net loss per share:		
Numerator:		
Allocation of loss	$ (320)	$ (110)
Denominator:		
Weighted-average shares outstanding, basic	16,406,580	5,699,088
Basic net loss per share	$ (0.02)	$ (0.02)
Diluted net loss per share:		
Numerator:		
Allocation of loss	$ (320)	$ (110)
Reallocation of undistributed loss as a result of conversion of Class B to common shares	(2,675)	—
Reallocation of dividends paid as a result of conversion of Class B to common shares	2,565	—
Allocation of loss	$ (430)	$ (110)
Denominator:		
Weighted-average shares outstanding used in basic computation	16,406,580	5,699,088
Add:		
Conversion of Class B to common shares	5,699,088	—
Weighted-average shares outstanding, diluted	22,105,668	5,699,088
Diluted net loss per share	$ (0.02)	$ (0.02)

	Year Ended December 31, 2010	
	Common	Class B
Basic net income per share:		
Numerator:		
Allocation of undistributed earnings	$ 6,129	$ 2,193
Denominator:		
Weighted-average shares outstanding, basic	13,263,288	4,746,638
Basic net income per share	$ 0.46	$ 0.46
Diluted net income per share:		
Numerator:		
Allocation of undistributed earnings	$ 6,129	$ 2,193
Reallocation of undistributed earnings as a result of conversion of Class B to common shares	370	—
Reallocation of dividends paid as a result of conversion of Class B to common shares	1,823	—
Reallocation of undistributed earnings to Class B shares	—	(4)
Allocation of earnings	$ 8,322	$ 2,189
Denominator:		
Weighted-average shares outstanding used in basic computation	13,263,288	4,746,638
Add:		
Conversion of Class B to common shares	4,746,638	—
Dilutive effect of nonvested stock awards	30,843	—
Weighted-average shares outstanding, diluted	18,040,769	4,746,638
Diluted net income per share	$ 0.46	$ 0.46

6—Related Party Transactions

The following include related party transactions not disclosed elsewhere in these consolidated financial statements. Due to Parent, Voyage expenses to Parent and Management fees to Parent have been disclosed above in these consolidated financial statements.

During the years ended December 31, 2012, 2011 and 2010, the Company incurred legal services aggregating $0, $0 and $156, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2012 and 2011, $0 was outstanding to Constantine Georgiopoulos.

During 2010, the Company entered into an agreement with Aegean Marine Petroleum Network, Inc. ("Aegean") to purchase lubricating oils for certain vessels in the Company's fleet. Peter C. Georgiopoulos, Chairman of the Board of the Company, is also the Chairman of the Board of Aegean. During the years ended December 31, 2012, 2011 and 2010, Aegean supplied lubricating oils to the Company's vessels aggregating $564, $654 and $646, respectively. At December 31, 2012 and 2011, $83 and $101 remained outstanding to Aegean, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company incurred other expenditures totaling $1, $3 and $0, respectively, reimbursable to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board of GMC. As of December 31, 2012 and 2011, the amount due to GMC from the Company was $0.

The Company receives internal audit services from employees of Genco, the Company's Parent. For the years ended December 31, 2012, 2011 and 2010, the Company incurred internal audit service fees of $52, $35 and $35, respectively, which are reimbursable to Genco pursuant to the Management Agreement (Refer to Note 16—Commitments and Contingencies for further information regarding the Management Agreement). At December 31, 2012 and 2011, the amount due to Genco from the Company was $18 and $11, respectively, for such services and is included in due to Parent.

During the years ended December 31, 2012, 2011 and 2010, Genco, the Company's Parent, incurred costs of $24, $91 and $337, respectively, on the Company's behalf to be reimbursed to Genco pursuant to the Management Agreement. At December 31, 2012, the amount due to the Company from Genco was $7 and is included in due to Parent. At December 31, 2011, the amount due to Genco from the Company was $1 and is included in due to Parent.

Genco also provides the Company with commercial, technical, administrative and strategic services pursuant to the Company's Management Agreement with Genco. For the years ended December 31, 2012, 2011 and 2010, the Company incurred costs of $2,817, $3,024 and $5,491, respectively, pursuant to the Management Agreement with Genco. At December 31, 2012, the amount due to Genco of $23 consisted of commercial service fees and is included in due to Parent. At December 31, 2011, the amount due to Genco of $47 consisted of commercial service fees and is included in due to Parent.

7—Debt

On April 16, 2010, the Company entered into a $100,000 senior secured revolving credit facility with Nordea Bank Finland plc, acting through its New York branch (as amended, the "2010 Credit Facility"). The Company entered into an amendment to this facility effective November 30, 2010. This amendment increased the commitment amount of the 2010 Credit Facility from $100,000 to $150,000 and amounts borrowed will bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% under the original facility. The term of the 2010 Credit Facility was extended to six years from the previous 3.5 years and will now mature on November 30, 2016 as compared to April 16, 2014 previously. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Credit Facility, which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter entered on February 25, 2010, the Company paid an upfront fee of $313. Additionally, upon executing the original 2010 Credit Facility, the Company paid the remaining upfront fee of $937, for total fees of $1,250. In connection with the amendment to the 2010 Credit Facility effective November 30, 2010, the Company paid an upfront fee of $1,350. Of the total original facility amount of $150,000, $25,000 is available for working capital purposes. As of December 31, 2012, total available working capital borrowings were $23,500 as $1,500 was drawn down during the year ended December 31, 2010 for working capital purposes. As of December 31, 2012, $28,750 remained available under the 2010 Credit Facility as total drawdowns of $101,250 were made to fund the purchase of the Baltic Wind, Baltic Cove and Baltic Breeze and the total commitment was reduced to $130,000 on November 30, 2012. Refer to Note 4—Vessel Acquisitions for further information regarding these vessel deposits and acquisitions.

Pursuant to the amended 2010 Credit Facility, the total commitment of $150,000 will be reduced in 11 consecutive semi-annual reductions of $5,000 which commenced on the six month anniversary of the effective date, or May 31, 2011. On the maturity date, November 30, 2016, the total commitment will reduce to zero and all borrowings must be repaid in full.

Borrowings under the 2010 Credit Facility are secured by liens on the Company's initial vessels and other related assets. Borrowings under the facility are subject to the delivery of security documents with respect to the Company's initial vessels. The

Company's subsidiaries owning the initial vessels act as guarantors under the 2010 Credit Facility.

All amounts owing under the 2010 Credit Facility are also secured by the following:

- cross-collateralized first priority mortgages of each of the Company's initial vessels;
- an assignment of any and all earnings of the Company's initial vessels; and
- an assignment of all insurance on the mortgaged vessels.

The 2010 Credit Facility requires the Company to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the Company's initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of the Company's initial vessels (or acceptable replacement vessels); limitations on changes to the Management Agreement between the Company and Genco; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

The amended 2010 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter:

- Cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $5,000 during the first year following the amendment, or until November 30, 2011. Beginning December 1, 2011, cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $750 per vessel for all vessels in the Company's fleet.
- Consolidated net worth must not be less than (i) $232,796 plus (ii) 50% of the value of any subsequent primary equity offerings of the Company.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 140% of the aggregate outstanding principal amount under the 2010 Credit Facility.

The Company believes it is in compliance with all of the financial covenants under its 2010 Credit Facility as of December 31, 2012.

The following table sets forth the repayment of the outstanding debt of $101,250 at December 31, 2012 under the 2010 Credit Facility:

Year Ending December 31,	Total
2013	$ —
2014	—
2015	1,250
2016	100,000
Total debt	$ 101,250

Interest rates

The following table sets forth the effective interest rate associated with the interest expense for the 2010 Credit Facility, excluding the cost associated with unused commitment fees. Additionally, it includes the range of interest rates on the debt, excluding the impact of unused commitment fees:

	Year ended December 31,		
	2012	2011	2010
Effective interest rate (excluding impact of unused commitment fees)	**3.24%**	3.29%	3.48%
Range of interest rates (excluding impact of unused commitment fees)	**3.21% to 3.30%**	3.25% to 3.33%	3.27% to 3.60%

8—Fair Value of Financial Instruments

The estimated fair values and carrying values of the Company's financial instruments at December 31, 2012 and December 31, 2011 which are required to be disclosed at fair value, but not recorded at fair value, are as follows:

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	**$3,280**	**$3,280**	$8,300	$8,300
Floating rate debt	**101,250**	**101,250**	101,250	101,250

The fair value of floating rate debt under the 2010 Credit Facility is based on management's estimate of rates the Company could obtain for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the floating rate debt under the revolving Credit Facility. The carrying value approximates the fair market value for this floating rate loan. The carrying amounts of the Company's other financial instruments at December 31, 2012 and 2011 (principally Due from charterers and Accounts payable and accrued expenses), approximate fair values because of the relatively short maturity of these instruments.

ASC Subtopic 820-10, "Fair Value Measurements & Disclosures" ("ASC 820-10"), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- ***Level 1***—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- ***Level 2***—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- ***Level 3***—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents is considered a Level 1 item as it represents liquid assets with short-term maturities. Floating rate debt is considered to be a Level 2 item as the Company considers the estimate of rates it could obtain for similar debt.

9—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
Lubricant inventory, fuel oil and diesel oil inventory and other stores	**$1,767**	$1,603
Prepaid items	**861**	730
Insurance receivable	**126**	16
Other	**138**	118
Total	**$2,892**	$2,467

10—Deferred Financing Costs

Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities and amending existing loan facilities. These costs are being amortized over the life of the related loan facility, and are included in interest expense. Upon the effective date of the amendment to the 2010 Credit Facility on November 30, 2010, the net unamortized deferred financing costs of $1,294 associated with securing the original 2010 Credit Facility began being amortized over the remaining life of the amended 2010 Credit Facility. Refer to Note 7—Debt for further information regarding the amendment to the 2010 Credit Facility. The additional fees associated with securing the amendment to the 2010 Credit Facility are being amortized over the life of the amended credit facility.

The Company has unamortized deferred financing costs of $1,823 and $2,290 at December 31, 2012 and 2011, respectively, associated with the 2010 Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2012 and 2011 was $1,204 and $737, respectively. The Company has incurred deferred financing costs of $3,027 for the existing 2010 Credit Facility as of December 31, 2012 and 2011, which includes fees incurred in order to negotiate the amendment to the 2010 Credit Facility. Amortization expense of deferred financing costs for the years ended December 31, 2012, 2011 and 2010 was $467, $467 and $270, respectively.

11—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2012	December 31, 2011
Accounts payable	**$ 430**	$ 447
Accrued vessel operating expenses	**1,622**	1,442
Accrued general and administrative expenses	**111**	83
Total	**$2,163**	$1,972

12—Fixed Assets

Fixed assets consist of the following:

	December 31, 2012	December 31, 2011
Fixed assets:		
Computer equipment, at cost	**$43**	$ 43
Vessel equipment, at cost	**5**	—
Total cost	**48**	43
Less: accumulated depreciation	**36**	20
Total	**$12**	$ 23

Depreciation expense for fixed assets for the years ended December 31, 2012, 2011 and 2010 was $16, $14 and $6, respectively.

13—Revenue from Spot Market-Related Time Charters

Total revenue earned on spot market-related time charters and short-term time charters, as well as the sale of bunkers consumed during short-term time charters, during the years ended December 31, 2012, 2011 and 2010 was $27,304, $43,492 and $32,559. Future minimum time charter revenue based on the Baltic Cougar, which is committed to noncancelable short-term time charters, is expected to be $431 for 2013. Future minimum time charter revenue for the remaining vessels cannot be estimated as these vessels are currently on spot market-related time charters, and future spot rates cannot be estimated. The spot market-related time charters that the Company's vessels were employed on as of December 31, 2012 have estimated expiration dates that range from January 2013 to July 2014.

14—Nonvested Stock Awards

On March 3, 2010, the Company's Board of Directors approved the Baltic Trading Limited 2010 Equity Incentive Plan (the "Plan"). Under the Plan, the Company's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to officers, directors, and executive, managerial, administrative and professional employees of and consultants to the Company or Genco whom the compensation committee (or other committee of the Board of Directors) believes are key to the Company's success. Awards may consist of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

Grants of restricted stock to Peter C. Georgiopoulos, Chairman of the Board, and John Wobensmith, President and Chief Financial Officer, made in connection with the Company's IPO vest ratably on each of the first four anniversaries of March 15, 2010. Grants of restricted common stock to directors made following the Company's IPO (which exclude the foregoing grant to Mr. Georgiopoulos) vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting. Grants of restricted stock made to executives and the Chairman of the Board not in connection with the Company's IPO vest ratably on each of the first four anniversaries of the determined vesting date.

The following table presents a summary of the Company's restricted stock awards for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,					
	2012		2011		2010	
	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1	**545,750**	**$ 11.60**	583,500	$ 13.40	—	$ —
Granted	**299,999**	**3.04**	117,500	5.11	583,500	13.40
Vested	**(181,500)**	**11.71**	(155,250)	13.43	—	—
Forfeited	—	—	—	—	—	—
Outstanding at December 31	**664,249**	**$ 7.70**	545,750	$ 11.60	583,500	$ 13.40

The total fair value of shares that vested under the Plan during the years ended December 31, 2012 and 2011 was $663 and $1,275. The total fair value is calculated as the number of shares vested during the period multiplied by the fair value on the vesting date. No shares under the Plan vested during the year ended December 31, 2010.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized nonvested stock amortization expense for the Plan, which is included in general, administrative and technical management fees, as follows:

	Year Ended December 31,		
	2012	2011	2010
General, administrative and technical management fees	**$ 1,777**	$ 2,764	$ 2,892

The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2012, unrecognized compensation cost of $1,895 related to nonvested stock will be recognized over a weighted-average period of 2.40 years.

15—Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

16—Commitments and Contingencies

Genco, the Company's parent, provides the Company with commercial, technical, administrative and strategic services necessary to support the Company's business pursuant to the Company's Management Agreement with Genco. The management fees agreed upon pursuant to the Management Agreement consist of the following: commercial service fee of 1.25% of gross charter revenues earned by each vessel; technical services fee of $750 per vessel per day (subject to annual increases based on changes in the Consumer Price Index); and sale and purchase fees equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel by the Company. Subject to early termination in certain circumstances, the initial term of the Management Agreement will expire on June 30, 2025. If not terminated, the Management Agreement automatically renews for a five-year period and will thereafter be extended in additional five-year increments if the Company does not provide notice of termination in the fourth quarter of the year immediately preceding the end of the relevant term. If the Company terminates the agreement without cause or for Genco's change of control, or if Genco terminates the agreement for the Company's material breach or change of control, the Company must make a termination payment to Genco in a single lump sum within 30 days of the termination date. The termination payment is generally calculated as the five times the average annual management fees payable to Genco for the last five completed years of the term of the Management Agreement, or such lesser number of years as may have been completed at the time of termination. As of December 31, 2012, the termination payment that would be due to Genco is approximately $22,717. Refer to Note 6—Related Party Transactions for any costs incurred during the years ended December 31, 2012, 2011 and 2010 pursuant to the Management Agreement.

17—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2012 Quarter Ended				**2011 Quarter Ended**			
(In thousands, except per share amounts)	**Mar 31**	**Jun 30**	**Sept 30**	**Dec 31**	**Mar 31**	**Jun 30**	**Sept 30**	**Dec 31**
Revenues	**$ 6,294**	**$ 7,603**	**$ 6,291**	**$ 7,116**	$ 9,543	$9,914	$10,898	$13,137
Operating (loss) income	**(3,368)**	**(2,586)**	**(3,740)**	**(3,273)**	(585)	802	915	2,917
Net (loss) income	**(4,456)**	**(3,661)**	**(4,822)**	**(4,331)**	(1,694)	(353)	(194)	1,811
Net (loss) income per share of common and Class B Stock:								
Net (loss) income per share—basic[1]	**$ (0.20)**	**$ (0.16)**	**$ (0.22)**	**$ (0.19)**	$ (0.08)	$ (0.02)	$ (0.01)	$ 0.08
Net (loss) income per share—diluted[1]	**$ (0.20)**	**$ (0.16)**	**$ (0.22)**	**$ (0.19)**	$ (0.08)	$ (0.02)	$ (0.01)	$ 0.08
Dividends declared and paid per share of common and Class B Stock	**$ 0.13**	**$ 0.05**	**$ 0.05**	**$ 0.01**	$ 0.17	$ 0.06	$ 0.10	$ 0.12

(1) The sum of the quarterly basic and diluted net (loss) income per share does not equal the total annual basic and diluted net (loss) income per share due to rounding.

18—Subsequent Events

On February 14, 2013, the Company declared a dividend of $0.01 per share to be paid on or about March 14, 2013 to shareholders of record as of March 7, 2013. The aggregate amount of the dividend is expected to be approximately $230, which the Company anticipates will be funded from cash on hand at the time payment is to be made.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 44 of this report.

Changes in Internal Controls

There have been no changes in our internal controls or over financial reporting that occurred during our most recent fiscal quarter (the fourth fiscal quarter of 2012) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Baltic Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Baltic Trading Limited and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baltic Trading Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Baltic Trading Limited
New York, New York

We have audited the internal control over financial reporting of Baltic Trading Limited and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2013

Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BALT." The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE:

Fiscal Year Ended December 31, 2012	**High**	**Low**
1st Quarter	**$ 4.97**	**$ 3.79**
2nd Quarter	**$ 4.77**	**$ 3.11**
3rd Quarter	**$ 3.73**	**$ 2.98**
4th Quarter	**$ 3.55**	**$ 2.70**

Fiscal Year Ended December 31, 2011	High	Low
1st Quarter	$11.07	$ 8.25
2nd Quarter	$ 9.37	$ 5.68
3rd Quarter	$ 5.86	$ 3.64
4th Quarter	$ 6.20	$ 4.17

As of March 1, 2013, there were approximately 10 holders of record of our common stock.

We have adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our Board of Directors may from time to time determine are required. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, debt amortization, acquisitions of additional assets and working capital. Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash Available for Distribution represents our net income less cash expenditures for capital items related to our fleet, such as drydocking or special surveys, other than vessel acquisitions and related expenses, plus non-cash compensation. For purposes of calculating Cash Available for Distribution, we may disregard non-cash adjustments to our net income (loss), such as those that would result from acquiring a vessel subject to a charter that was above or below market rates.

The following table illustrates the calculation of Cash Available for Distribution (non-cash adjustments we may disregard are not included):

Net Income (loss)
Less Fleet Related Capital Maintenance Expenditures
Plus Non-Cash Compensation
Cash Available for Distribution

The application of our dividend policy would have resulted in a lesser dividend or no dividend for each quarter during 2012 and 2011; however, based on our cash flow, liquidity and capital resources, our Board of Directors determined to declare a dividend during each of these quarters.

The following table summarizes the dividends declared based on the results of each fiscal quarter:

Fiscal Year Ending December 31, 2012	**Dividend per share**	**Declaration date**
4th Quarter	**$ 0.01**	**2/14/2013**
3rd Quarter	**$ 0.01**	**10/31/2012**
2nd Quarter	**$ 0.05**	**7/26/2012**
1st Quarter	**$ 0.05**	**4/26/2012**

Fiscal Year Ending December 31, 2011	Dividend per share	Declaration date
4th Quarter	$ 0.13	2/16/2012
3rd Quarter	$ 0.12	10/27/2011
2nd Quarter	$ 0.10	7/25/2011
1st Quarter	$ 0.06	4/28/2011

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding the number of shares of our common stock that may be issued under the 2010 Equity Incentive Plan, which is our sole equity compensation plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	$—	999,001
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	999,001

Performance Graph

Our common stock has traded on NYSE under the symbol "BALT" since our initial public offering on March 10, 2010. The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Baltic Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on March 10, 2010. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.


200
150
100
50
0
3/10/10
12/31/10
12/31/11
12/31/12
BALT
S&P 500
Peer Group

	3/10/10	12/31/10	12/31/11	12/31/12
BALT	100.00	75.43	38.61	28.58
S&P 500	100.00	111.55	113.91	132.13
Peer Group	100.00	87.21	43.07	41.47

EXECUTIVE

John C. Wobensmith
President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Peter C. Georgiopoulos
Chairman

Chairman
Genco Shipping & Trading Limited

Chairman
General Maritime Corporation

Chairman
Aegean Marine Petroleum Network Inc.

Basil G. Mavroleon(1)(2)
Managing Director
WeberSeas S.A.

Harry A. Perrin(2)(3)
Partner
Vinson & Elkins LLP

Edward Terino(1)(3)
President
GET Advisory Services, LLC

George Wood(2)(3)
Director
Wawa, Inc.

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices
Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550
www.baltictrading.com

Stock Listing
Baltic Trading Limited's common stock is traded on the New York Stock Exchange under the symbol BALT.

Transfer Agent
Computershare Shareowner Services LLC
480 Washington Boulevard, 29th Floor
Jersey City, NJ 07310-1900
Tel: (800) 851-9677

TTD for Hearing Impaired
(800) 231-5469

Foreign Shareowners
(201) 680-6610

TDD Foreign Shareowners
(201) 680-6578

Legal Counsel
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

Investor Relations Contact
John C. Wobensmith
Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550

Notice of Annual Meeting
Baltic Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas
New York, NY 10036
on May 16th, 2013, at 10:45 a.m.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers, including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the amount of off-hire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including off-hire days; (xii) our acquisition or disposition of vessels; (xiii) our ability to leverage Genco's relationships and reputation in the shipping industry; (xiv) the completion of definitive documentation with respect to charters; (xv) charterers' compliance with the terms of their charters in the current market environment; and (xvi) other factors listed from time to time in our filings with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K for the year ended December 31, 2012, and its subsequent reports on Form 10-Q and Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BALTIC TRADING LIMITED
299 Park Avenue, 12th Floor, New York, NY 10171
baltictrading.com

